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                                                                   EXHIBIT 23


                                                                  SCHEDULE II



                      CLEARY GULL REILAND & McDEVITT INC.
                           100 East Wisconsin Avenue
                              Milwaukee, WI 53202
                                  414-291-4500




January 20, 1997



Board of Directors
New Image Industries, Inc.
2283 Cosmos Court
Carlsbad, CA 92009


Gentlemen:

You have requested our opinion as to the fairness, from a financial point of view, to the holders (the "Stockholders") of shares of common stock, par value $0.001 per share ("New Image Common Stock"), of New Image Industries, Inc. ("New Image") of the consideration to be received by the Stockholders pursuant to the terms of the draft Agreement and Plan of Merger dated as of January 14, 1997 (the "Merger Agreement") by and among DENTSPLY International Inc. ("DENTSPLY"), Image Acquisition, Inc., a wholly owned, direct subsidiary of DENTSPLY ("Subsidiary") and New Image. Pursuant to the Merger Agreement, Subsidiary will offer to purchase all of the outstanding New Image Common Stock in a tender offer (the "Tender Offer") and, following completion of the Tender Offer, the Subsidiary will be merged (the "Merger") with and into New Image and New Image will become a wholly owned subsidiary of DENTSPLY. The Tender Offer and the Merger are collectively referred to herein as the "Acquisition".

Under the Merger Agreement, Subsidiary will offer to purchase all of the issued and outstanding shares of New Image Common Stock in the Tender Offer for $2.00 per share in cash (the "Offer Consideration"). Upon consummation of the Merger, any shares of New Image Common Stock not acquired in the Tender Offer will be converted into the right to receive the Offer Consideration in the Merger.

In arriving at our opinion, we have reviewed, among other things, the Merger Agreement and certain business and financial information relating to New Image, including certain financial projections, estimates and analyses provided to us by New Image and certain business and financial information relating to DENTSPLY. We have also reviewed and discussed the businesses and prospects of New Image and its subsidiaries with representatives of New Image's management. In arriving at our opinion, we have considered (a) certain financial and stock market data relating to New Image and in certain cases have compared that information to similar data for other publicly held companies in businesses considered to be generally comparable to New Image, (b) certain publicly available information concerning the nature and terms of certain transactions

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New Image Industries, Inc.
January 20, 1997
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that Cleary Gull believed to be relevant on a comparative basis including the acquisition of Insight Imaging Systems, Inc. by New Image effective May 17, 1996, (c) an unleveraged after-tax discounted cash flow analysis of New Image,
(d) the financial impact of the Acquisition on DENTSPLY's future earnings per share, (e) a comparison of the purchase price premium to be paid for the New Image Common Stock based on the Offer Consideration to certain other similar-sized acquisitions, (f) a historical review of New Image's stock market price, (g) the trading history of New Image, (h) a liquidation analysis of New Image, (i) the financial and other conditions of New Image at the time of the acceptance by New Image of DENTSPLY's offer, (j) the results of New Image's efforts during FY96 and FY97 to arrange equity financing, (k) the results of New Image's efforts to find a buyer and (l) such other information, financial studies and analyses and financial, economic and market criteria as we deemed relevant and appropriate.

In connection with our review, we have not independently verified any of the foregoing information and have relied on its being complete and accurate in all material respects. We have not made an independent evaluation or appraisal of any assets or liabilities (contingent or otherwise) of New Image or any of their respective subsidiaries, nor have we been furnished with any such evaluation or appraisal that has not been publicly disclosed. With respect to the financial plans, estimates and analyses provided to us by New Image, we have assumed, with your permission, that all such information was reasonably prepared on bases reflecting the best currently available estimates and judgments of management of New Image as to future financial performance and was based upon the historical performance of New Image and certain estimates and assumptions which were reasonable at the time made. Our opinion is based on economic, monetary and market conditions existing on the date hereof.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Offer Consideration to be received by the Stockholders in the Tender Offer and the subsequent Merger pursuant to the Merger Agreement is fair, from a financial point of view, to the Stockholders.

We are acting as financial advisor to the Board of Directors of New Image in this transaction and will receive a fee for our services, payable at the mailing of the Offer to Purchase, the related Letter of Transmittal and other materials. Our fee is not contingent upon the approval and consummation of the Acquisition. In addition, New Image has agreed to indemnify us for certain liabilities that may arise out of the rendering of this opinion. New Image has also agreed to reimburse Cleary Gull for its reasonable and properly documented expenses up to $15,000. Cleary Gull has not been engaged previously by New Image to render financial advisory or investment banking services. However, Cleary Gull has in the past provided and may in the future provide financial
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New Image Industries, Inc.
January 20, 1997
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advisory and/or investment banking services to DENTSPLY and related entities.
The Board of Directors of New Image recognizes that in June 1994 Cleary Gull was retained by DENTSPLY to explore a possible business combination with New Image. Cleary Gull's engagement by DENTSPLY ended in September 1994 when DENTSPLY and New Image were unable to agree on the terms of a business combination. Since September 1994 and except for certain trading activities relating to DENTSPLY common stock and options, Cleary Gull has not rendered any financial advisory or investment banking services to DENTSPLY. Cleary Gull provides research coverage on DENTSPLY and currently rates DENTSPLY a #1-Buy, Cleary Gull's highest rating. In addition, in the ordinary course of business, we may trade securities of New Image and DENTSPLY for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

This opinion is for the use and benefit of the Board of Directors of New Image and is rendered to the Board of Directors of New Image in connection with its consideration of the Acquisition. We are not making any recommendation regarding whether or not it is advisable for Stockholders to tender their shares of New Image Common Stock in the Tender Offer. We have not been requested to opine as to, and our opinion does not in any manner address, New Image's underlying business decision to proceed with or effect the Acquisition.


Very truly yours,


/s/ Cleary Gull Reiland & McDevitt Inc.

CLEARY GULL REILAND & McDEVITT INC.